===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

            ---------------------------------------------------
                             AMENDMENT NO. 2 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                             AMENDMENT NO. 2 TO
                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

        ------------------------------------------------------------

                           TRISTAR AEROSPACE CO.
                         (Name of Subject Company)

                        HONEYWELL INTERNATIONAL INC.
                        (FORMERLY ALLIEDSIGNAL INC.)
                       ALLIEDSIGNAL ACQUISITION CORP.

            ---------------------------------------------------
                                 (BIDDERS)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                89674L-10-1

                       (CUSIP NUMBER OF COMMON STOCK)

                          PETER M. KREINDLER, ESQ.
                        HONEYWELL INTERNATIONAL INC.
                             101 COLUMBIA ROAD
                         MORRIS TOWNSHIP, NJ 07962
                               (973) 455-5513
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              WITH COPIES TO:
                           DAVID K. ROBBINS, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                     350 SOUTH GRAND AVENUE, 32ND FLOOR
                     LOS ANGELES, CALIFORNIA 90071-3406
                               (213) 473-2000

===========================================================================

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Honeywell International Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC, OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           16,687,648

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         16,687,648

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,687,648

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    96.6%

14  TYPE OF REPORTING PERSON*

    CO

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    AlliedSignal Acquisition Corp.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           16,687,648

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         16,687,648

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,687,648

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    96.6%

14  TYPE OF REPORTING PERSON*

    CO

     This Amendment No. 2, filed on December 7, 1999, to the Schedules 14D-1 and 13D, filed on November 5, 1999, as amended by Amendment No. 1 to those Schedules, filed on November 22, 1999, relates to the offer by AlliedSignal Acquisition Corp., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (formerly AlliedSignal Inc., a Delaware corporation) ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of TriStar Aerospace Co., a Delaware corporation (the "Company"), at a purchase price of $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitutes the "Offer").

     This amendment is the final amendment to the Schedule 14D-1 required by General Instruction D to such Schedule, and is also Amendment No. 2 to the Schedule 13D. The tender offer terminated at 12:00 midnight, New York City time, on Monday, December 6, 1999. A total of approximately 16,687,648 Shares were properly tendered and not withdrawn as of the termination of the tender offer (including 194,221 Shares tendered by notice of guaranteed delivery). This represented approximately 96.6% of the issued and outstanding Shares of the Company.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     Item 1 is hereby amended to add the following information:

          Because less than 600,000 Shares remained untendered as of the termination of the tender offer, on December 7, 1999, the New York Stock Exchange informed the Company that it had halted trading in the Shares and begun delisting procedures.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended to add the following information:

          On December 1, 1999, a wholly owned subsidiary of AlliedSignal Inc. merged with Honeywell Inc. In connection therewith, AlliedSignal Inc. changed its name to Honeywell International Inc. Its principal executive offices remain located at 101 Columbia Road, Morris Township, New Jersey 07692.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibit:

          (a)(11) - Form of Press Release, as issued by Parent on
                    December 7, 1999.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    December 7, 1999

                                       HONEYWELL INTERNATIONAL INC.


                                       By:/s/ Peter M. Kreindler
                                          ---------------------------------
                                          Name:  Peter M. Kreindler
                                          Title: Senior Vice President and
                                                 General Counsel



                                       ALLIEDSIGNAL ACQUISITION CORP.


                                       By:/s/ Peter M. Kreindler
                                          ---------------------------------
                                          Name:  Peter M. Kreindler
                                          Title: President

                               EXHIBIT INDEX



EXHIBIT                       DESCRIPTION NO.
-------                       ---------------

(a)(11)  --   Form of Press Release, as issued by Parent on December 7, 1999.